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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2003


                            AETERNA LABORATORIES INC.
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F      Form 40-F  X
                                       ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes      No  X
                                    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---



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                                 DOCUMENTS INDEX




DOCUMENTS    DESCRIPTION

---------    -------------------------------------------------------------------
1.           Press Release dated July 7, 2003: AEterna enters into agreement for a $35.6 million bought deal.
---------    -------------------------------------------------------------------


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                   [AETERNA LABORATOIRES LOGO] PRESS RELEASE


                                                           PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


          AETERNA ENTERS INTO AGREEMENT FOR A $35.6 MILLION BOUGHT DEAL

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

All amounts are in Canadian dollars

QUEBEC CITY, CANADA JULY 7, 2003 - AEterna Laboratories Inc. (TSE: AEL,
Nasdaq: AELA) announced today that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and including National Bank Financial Inc., Paradigm Capital Inc., Desjardins Securities Inc. and Loewen, Ondaatje, McCutcheon Ltd., to issue and sell 4.5 million subordinate voting shares of AEterna at a price of $7.90 per share. The Company has also granted the underwriters an option to purchase up to an additional 1 million subordinate voting shares. Gross proceeds of this transaction will be $35.6 million assuming that the underwriters' option is not exercised. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about July 24, 2003.

The proceeds from this financing will be used by AEterna to continue the active development of its lead antiangiogenic product, Neovastat, in oncology with phase III clinical trials in renal cell carcinoma and non-small cell lung cancer and for the continued broadening of clinical and commercial opportunities not only of Neovastat, but of the many other products in Aeterna's pipeline. The proceeds will be also used for the Company's growth strategy based on strategic alliances and acquisition of new technologies, as well as for general corporate purposes.

ABOUT AETERNA LABORATORIES INC.

AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from the preclinical to marketing stage. AEterna's strategic worldwide partners include Access Oncology, Ardana Bioscience, Baxter Healthcare S.A., German Remedies Ltd., Grupo Ferrer Internacional S.A., Hainan Chang An Pharmaceutical Ltd., LG Life Sciences Ltd., Mayne Group, Medac GmbH, Nippon Kayaku, Serono International S.A., Shionogi & Co., Ltd., Solvay Pharmaceuticals B.V., and Teikoku Hormone Mfg. Co., Ltd.

AEterna owns 100% of the Frankfurt-based biopharmaceutical company, Zentaris GmbH, having a strong expertise in the areas of endocrinology and oncology. AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemical products intended for the cosmetics, nutrition, fine chemicals and pharmaceuticals industries. Atrium markets over 500 products in 20 countries to


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industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis,
SanofiSynthelabo and Nestle.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com. To find out more about the current phase III trial in
        ---------------
non-small cell lung cancer, call 1-888-349-3232.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                         -30-

CANADA
MEDIA RELATIONS:                            INVESTOR RELATIONS:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Cell.: (418) 573-8982                       Cell.: (514) 703-5654
Fax: (418) 577-7671                         Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com


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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AETERNA LABORATORIES INC.


DATE:  JULY 8, 2003                 By:  /S/ CLAUDE VADBONCOEUR
-------------------                      ---------------------------------------
                                         Claude Vadboncoeur
                                         Vice President, Legal Affairs and
                                         Corporate Secretary